UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 10, 2023

Worldwide Stages, Inc.

(Exact name of issuer as specified in its charter)

Tennessee	92-3252193
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5000 Northfield Lane

Spring Hill, Tennessee 37174

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (615) 314-5900

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

Class B Common Stock, no par value

Item 1.	Fundamental Changes

Reference is made to Exhibit 6.1 (Construction Loan and Security Agreement with Capstar Bank (“CapStar”) dated as of May 27, 2021) (the “Original Loan Agreement”) to the Offering Statement on Form 1-A of Worldwide Stages, Inc. (the “Company”) filed with the Securities and Exchange Commission (“SEC”) on July 19, 2023 pursuant to the Securities Act of 1933 (the “Offering Statement”).

The Company was formed March 23, 2023 solely for the purpose of a “roll up” transaction pursuant to which Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, and Worldwide Stages Spring Hill Realty, LLC (the “Predecessors”) would be merged into the Company (the “Reorganization”) upon qualification by the SEC of the Offering Statement. The Offering Statement was qualified on August ●, 2023. Immediately after qualification of the Offering Statement, the Reorganization was completed through filing of Articles and a Certificate of Merger with the Tennessee Secretary of State.

The consent of Capstar was required in order to consummate the Reorganization. Upon completion of the Reorganization, Capstar required the Company to enter into an amended and restatement of the Loan Agreement (the “Amended and Restated Loan Agreement”). The Amended and Restated Loan Agreement is filed as Exhibit 6.1 of this Current Report on Form 1-U. Except for the following, there were no material changes in the terms of the Amended and Restated Loan Agreement from those in the Original Loan Agreement:

●	In view of the lender now being a corporation rather than a limited liability company, the Company and Capstar substituted a “change in control” concept for the “no material change in ownership” concept in the Original Loan Agreement and made a change in control an event of default rather than a negative covenant; and

●	The Amended and Restated Loan Agreement added a covenant that restricts the Company from incurring additional indebtedness without the consent of Capstar other than (i) Debt under the Loan Documents; (ii) Debt in respect of hedge agreements designed to hedge against fluctuations in interest rates incurred in the ordinary course of business and consistent with prudent business practice; (iii) subject to Lender’s written consent as stated herein, convertible Debt (meaning convertible into equity of the Borrower); provided, however, Borrower shall provide copies of any convertible Debt agreement to Lender for review no less than thirty (30) days prior to the execution of said agreement. Upon review, Lender, at Lender’s sole discretion, may provide written consent to such convertible Debt agreement(s); (iv) endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; (v) Debt in respect of letters of credit in an aggregate principal amount not to exceed $500,000; and (vi) Debt in respect of indemnification obligations in connection with bonds and letters of credit related to self-insurance and insurance programs and policies of the Borrower.

EXHIBIT INDEX

Exhibit No.	Description
6.1	Amended and Restated Construction Loan and Security Agreement with Capstar Bank dated as of August 10, 2023

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLDWIDE STAGES, INC.

Date: August 10, 2023	By:	/s/ Kelly Frey, Sr.
Chief Executive Officer

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